Ack 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019959

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 4 2002
586

SEC FILE NUMBER
8- 48279

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Handelsbanken Markets Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 E 53rd Street, 37th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Val J. Kosmider 212-838-5772

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY,	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 01 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Ack 3/29/02

OATH OR AFFIRMATION

I, Val J. Kosmider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Handelsbanken Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARIA PAVONE
Notary Public, State of New York
#4692478
Qualified in Nassau County
My Comm. Expires 2-28-06

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Handelsbanken
Markets Securities, Inc.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

To the Board of Directors and the Stockholder of
Handelsbanken Markets Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Handelsbanken Markets Securities, Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2002

Handelsbanken Markets Securities, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 2,902,837
Due from customers	44,209
Due from affiliate brokers and dealers	3,295,383
Due from brokers and dealers	366,298
Furniture and equipment (net of accumulated depreciation of $141,170)	140,057
Other assets	20,266
Taxes receivable	562,391
Total assets	$ 7,331,441
Liabilities and Stockholder's Equity	
Due to affiliate	$ 151,184
Due to affiliate brokers and dealers	44,209
Due to customers	3,295,383
Accounts payable and other liabilities	1,176,171
	4,666,947
Subordinated debt	400,000
Total liabilities	5,066,947
Common stock ($0.01 par value; 1,000 shares authorized, 1,000 issued and outstanding)	10
Additional paid-in capital	599,990
Retained earnings	1,664,494
Total stockholder's equity	2,264,494
Total liabilities and stockholder's equity	$ 7,331,441

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Handelsbanken Markets Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company engages primarily in brokerage services with respect to Nordic Securities and is a wholly owned subsidiary of Svenska Handelsbanken AB (the "Parent").

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

The Company acts as agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through an affiliate. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by an affiliate and remitted to the Company monthly.

2. Significant Accounting Policies

Purchases and sales of securities are recorded on a trade date basis.

Furniture and equipment are recorded at cost (net of accumulated depreciation) and depreciated over their estimated useful lives of five to seven years using the straight-line method.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

At December 31, 2001, substantially all of the Company's short-term financial instruments are carried at fair value or amounts approximating fair value. Financial instruments recorded at cost with short-term maturities (one year or less) have a carrying value that approximates fair value.

3. Income Taxes

The effective rate differs from the statutory rate due to the effects of state and local taxes and non-deductible expenses.

At December 31, 2001, the Company had a deferred tax asset of $87,835, which is attributable to tax net operating loss carryforwards and temporary differences related to compensation items. A valuation allowance has not been placed against the deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized.

4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital

Requirement. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2001, the Company had net capital of $1,704,046, which exceeded the required net capital by $1,454,046.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

5. Concentration of Credit Risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of the brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

Substantially all of the cash is held at a major financial institution.

6. Related Party Transactions

Due to/from affiliate brokers and dealers consists primarily of payables/receivables to an affiliate for failed trades.

Due to affiliate is $151,184 payable to an affiliate for various occupancy and operating expenses and for expenses paid by the affiliate on behalf of the Company. The occupancy and operating expenses are set forth in a service agreement between the Company and the affiliate. In addition, the Company paid the Parent for research, execution, and settlement services during the period.

7. Subordinated Debt

The $400,000 subordinated debt from the Parent is due December 31, 2004 and bears interest at a fixed rate of 4.61%. Management cannot estimate the fair value of this liability as it was negotiated with the Parent, and the Company has no other debt.

The subordinated debt is subordinated to the claims of general creditors of the Company, and is included by the Company in computing "net capital" under the SEC Rule 15c3-1.

8. Money Purchase Plan

The Company maintains a Money Purchase Plan covering all of the employees. The annual contribution to this plan is at the sole discretion of the Company.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control
Required By SEC Rule 17a-5

To the Board of Directors and the Stockholder of
Handelsbanken Markets Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Handelsbanken Markets Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2002